Filed by Ecolab Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rules 13e-4(c) and 14a-12

under the Securities Exchange Act of 1934

Filer: Ecolab Inc.

Subject Company: Ecolab Inc.

SEC File No.: 001-09328

Information Regarding Pending Exchange Offer for Ecolab Associates

Read on to understand what the ChampionX transaction means for you if you own Ecolab stock.

As an associate, you may hold Ecolab stock through your 401(k) Plan investments, shares purchased through the Employee Stock Purchase Plan (ESPP), or shares owned in your brokerage account* or personal bank account.

With the ChampionX split-off from Ecolab and merger with Apergy, Ecolab shareholders may elect to exchange shares of Ecolab stock for Apergy stock. This is referred to as an **exchange offer**.

*This includes shares received through the settlement or exercise of awards under the Long-Term Incentive (LTI) program or purchased on your own. If you participate in the executive LTI program, you'll receive communication about any unvested, unexercised LTI awards separately.

A Refresher on the ChampionX Split-Off and Merger into Apergy

As previously announced, our Upstream business (under its new name: ChampionX) will split off from Ecolab and merge to become a subsidiary of Apergy, a public company with leading oilfield equipment and technology platforms.

The split-off and merger are expected to be complete by the end of the second quarter 2020. Once the transaction is complete, stock of the newly combined company will trade separately from Ecolab as Apergy.

What's the Timing of the Exchange Offer?

Ecolab will launch the exchange offer before the ChampionX split-off and merger into Apergy, which is expected to be complete by the end of the second quarter 2020. The exchange offer period will be communicated at that time and will last at least 20 business days.

What is the Exchange Offer?

The exchange offer allows Ecolab shareholders to acquire Apergy stock at a discount in exchange for shares of Ecolab stock. The exchange offer is **voluntary**. In other words, if you would like to keep your Ecolab shares, you **do not need to take any action**.

While we don't know the exact timing of the launch of the exchange offer, if you own Ecolab stock we want you to understand a few basics:

- If you are an Ecolab shareholder, you may elect to exchange all, some or none of your Ecolab shares for shares in Apergy at a discounted price. If you choose not to exchange shares, no action is needed.
- The discount will be determined and communicated when the exchange offer period begins.
- **The exchange offer is completely voluntary—if you take no action, you'll keep your Ecolab shares.**
- The amount of Apergy stock available in the exchange offering is limited. Because of this, the actual number of shares you receive will be prorated based on the number of Ecolab shares you elect to exchange in the offer.
- If you elect to exchange Ecolab shares for Apergy shares, you'll receive confirmation after the transaction closes.

April 2020 | ECOLAB

Information Regarding Pending Exchange Offer for Ecolab Associates What Additional Information Will I Receive Next? At the beginning of the exchange offer period, you’ll receive detailed information, along with instructions on what you need to do (by when) if you’d like to exchange shares. If you hold shares of Ecolab stock in multiple accounts, you may receive multiple sets of exchange offer materials from various organizations. Here are the materials you’ll receive based on how you hold your shares of Ecolab stock — either as an associate who owns stock through one of our associate programs, or as a shareholder who purchased Ecolab shares on the open market through a bank or broker. E*TRADE) bank or broker Again, you’ll receive additional communication once the exchange offer period begins. Will There Be Any Limitations on Stock Program Transactions? In general, you may experience short timeframes—or blackout periods—during which certain transactions may be limited. You may have a blackout period if you’re invested in the Ecolab Stock Fund within the 401(k) Plan and/or elect to exchange shares. You will be notified of any blackout periods in advance. For More Information A special Associate Stock Resource page is available on INSIDE Ecolab. It serves as a hub for information about the exchange offer. If you have questions, please reach out to our stock plan service providers directly after you receive your exchange offer materials. Contact information is provided above. April 2020 If you are invested in the 401(k) Plan stock fund If you own shares in Ecolab stock ESPP E*TRADE Brokerage Account Purchased on Open Market Through Banks or Brokers Exchange offer instructions and election form sent from Broadridge (on behalf of Fidelity or Banco Popular in Puerto Rico) Computershare Broadridge (on behalf of Bank or broker What happens if you take no action Investments remain in Ecolab stock fund Keep Ecolab shares Where to go for information on your Ecolab stock netbenefits.com www-us. computershare. com/employee etrade.com Contact your directly

Disclaimer

Cautionary Notes on Forward Looking Statements

This communication  includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, ChampionX filed a registration statement on Form S-4/S-1 containing a prospectus and Apergy filed a registration statement on Form S-4 containing a prospectus (together, the “registration statements”) and a preliminary proxy statement on Schedule 14A with the SEC. Each of ChampionX and Apergy have filed amendments, and expect to file additional amendments, to these filings before they become effective. Ecolab expects to file with the SEC a Schedule TO in connection with the proposed transaction. Investors and security holders are urged to read the registration statements, Apergy’s proxy statement, Ecolab’s Schedule TO and any amendments to these filings as well as any other relevant documents to be filed with the SEC when they become available because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transaction. The registration statements, Apergy’s proxy statement, Ecolab’s Schedule TO and other documents relating to the proposed transaction (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The registration statements, Apergy’s proxy statement, Ecolab’s Schedule TO and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders filed with the SEC on March 20, 2020. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2020, its definitive proxy statement relating to its 2020 Annual Meeting of Stockholders filed with the SEC on April 2, 2020 and its preliminary proxy statement relating to the proposed transaction filed with the SEC on April 17, 2020.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

April 2020